EXHIBIT 12.2

COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES

AMERICAN EXPRESS COMPANY

	123456	123456	123456	123456	123456

	Years Ended December 31,
(Dollars in Millions)	2011	2010	2009	2008	2007
Earnings:
Pretax income from continuing operations	$6,956	$5,964	$2,841	$3,581	$ 5,694
Interest expense(a)	2,320	2,423	2,208	3,628	4,525
Other adjustments(b)	124	126	129	144	143

Total earnings	$9,400	$8,513	$5,178	$7,353	$ 10,362

Fixed charges:
Interest expense	$2,320	$2,423	$2,208	$3,628	$ 4,525
Other adjustments(c)	94	85	121	114	106

Total fixed charges	$2,414	$2,508	$2,329	$3,742	$ 4,631

Ratio of earnings to fixed charges	3.89	3.39	2.22	1.96	2.24

(a)

Included in interest expense is interest expense related to the cardmember lending activities, international banking operations, and charge card and other activities in the Consolidated Statements of Income. Interest expense does not include interest on liabilities recorded under GAAP governing accounting for uncertainty in income taxes. American Express’ policy is to classify such interest in income tax provision in the Consolidated Statements of Income.

(b)

For purposes of the “earnings” computation, “other adjustments” include adding the amortization of capitalized interest, the net loss of affiliates accounted for under the equity method whose debt is not guaranteed by American Express, the noncontrolling interest in the earnings of majority-owned subsidiaries with fixed charges, and the interest component of rental expense, and subtracting undistributed net income of affiliates accounted for under the equity method.

(c)	For purposes of the “fixed charges” computation, “other adjustments” include capitalized interest costs and the interest component of rental expense.

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